Exhibit 99.1

COLLPLANT BIOTECHNOLOGIES REPORTS 2024 THIRD QUARTER FINANCIAL

RESULTS AND PROVIDES CORPORATE UPDATE

-Promising results obtained from the pre-clinical study with CollPlant’s commercial sized rhCollagen-based regenerative breast implants, demonstrating significant implant vascularization and rapid ingrowth of native tissue

-Innovative breast implant technology designed to address a $3.0 billion market opportunity

-Cash and cash equivalents balance as of September 30, 2024 was $15.4 million

- Conference call to be held today at 10:00 a.m. U.S. EDT –

“CollPlant’s printed regenerative breast implant implantation procedure, as part of the preclinical trial”

REHOVOT, Israel, November 27, 2024 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and medical aesthetics, today announced financial results for the third quarter ending September 30, 2024, and provided a corporate update.

“We are now one step closer to advancing our breast implant program into human studies, after developing a biocompatible commercial-sized, 3D-printed implant with a natural feel that has shown promising results in preclinical trials,” commented Yehiel Tal, Chief Executive Officer of CollPlant Biotechnologies. “So far, the study is showing encouraging outcomes three months post implantation, with evidence of significant implant vascularization and rapid ingrowth of native tissue, both of which are critical factors in enabling effective integration of the implant with the physiological system and supporting long-lasting regenerative processes. We are looking forward to reporting additional results from this program in the first quarter of 2025. “

Mr. Tal, continued, “We have recently adjusted our development and operation plans so that the Company is capitalized for a period of at least one year from today. In addition, we are prioritizing raising non-dilutive cash through the creation of additional collaborations and to that end we are engaging in dialog with companies in the medical and aesthetics fields that have interest in our rhCollagen technology. “

Dr. Sachin M. Shridharani, board-certified Plastic Surgeon, founder of LUXURGERY© New York and Associate Clinical Professor of Plastic Surgery at Washington University School of Medicine added, “CollPlant’s novel, 3D-printed, biocompatible and regenerative breast implant technology is an incredibly exciting development with multiple applications. There is an unmet need in aesthetic and reconstructive plastic surgery for highly biocompatible materials to be employed for breast augmentation and reconstruction. Eliminating immune responses to materials implanted in the breast or any portion of the body serves as a holy grail in plastic surgery.”

Q3 and Recent Program Highlights

●	In August, CollPlant announced the launch of a pre-clinical study with 200cc commercial-sized breast implants printed using CollPlant’s bioinks and Stratasys’ (Nasdaq: SSYS) Origin 3D printer. The collaboration between CollPlant and Stratasys has been focused on the development of a bioprinting solution for CollPlant’s regenerative breast implants. In addition, the companies aim to develop solutions for scaling-up the implant bioprinting process. If successfully developed, the novel implants could provide a revolutionary alternative to the implants that are currently on the market.

●	To date, the study has shown promising results three months post implantation, demonstrating significant implant vascularization and rapid ingrowth of native tissue, both of which are critical factors in enabling effective integration of the implant with the physiological system and supporting long-lasting regenerative processes.

●	Collaboration Updates

The collaboration with AbbVie continues to develop a dermal and soft tissue filler product for the medical aesthetics market. According to the agreement between the parties, CollPlant granted AbbVie worldwide exclusive rights to use its rhCollagen for the production and commercialization of a final dermal filler product. In return, CollPlant is entitled to receive, among other terms, up to $50 million and a fixed-fee royalty payment for each product commercialized. As of today, $24 million has been paid to CollPlant. AbbVie is responsible for all the costs of the dermal and soft tissue filler product candidate development, including the costs of clinical trials.

●	On November 11, 2024, CollPlant presented at the ISBF (International Society for Biofabrication) 2024 conference. ISBF is a professional society promoting biofabrication research and development for medical applications. During the conference, CollPlant demonstrated its technology platform for mass production of human collagen and biofabrication of its innovative regenerative breast implants.

●	On July 29, 2024, CollPlant announced the release of its inaugural Environmental, Social and Corporate Governance (ESG) and Sustainability Report covering the fiscal year 2023. The report reflects CollPlant’s wide commitment to fostering environmental sustainability and enhancing human health, as well as advancing social and corporate governance objectives that contribute to the Company’s impact.

Three- and Nine-Month-Period Ended September 30, 2024 Financial Results

GAAP revenues for the third quarter ended September 30, 2024, were $4,000 compared to $43,000 for the third quarter ended September 30, 2023. The decrease in revenues is mainly related to the decrease in sales of rhCollagen to the Company’s largest customer. The deliveries to this customer are in accordance with the development plan of the customer, and in the third quarter no deliveries were planned or made. In accordance with the plan, CollPlant is prepared to supply rhCollagen to this customer this quarter, during December 2024.

GAAP revenues for the nine months ended September 30, 2024, were $351,000 compared to $10.7 million for the nine months ended September 30, 2023. The decrease of approximately $10.3 million is related to the achievement of a milestone in 2023, which triggered a $10 million payment under the AbbVie Agreement, as well as an approximate $300,000 decrease in sales of rhCollagen and VergenixFG.

GAAP cost of revenues for the third quarter ended September 30, 2024, was $272,000, compared to $278,000 for the third quarter ended September 30, 2023.

GAAP cost of revenues for the nine months ended September 30, 2024, was $1.4 million, compared to $1.2 million for the nine months ended September 30, 2023. The increase in cost of revenues in the amount of approximately $200,000 mainly comprised of (i) a $452,000 increase related to inventory impairment, offset by (ii) a decrease of $308,000 in royalty expenses to the IIA, mainly related to the milestone payment received from AbbVie in 2023.

GAAP gross loss for the third quarter ended September 30, 2024, was $268,000, compared to $235,000 in the third quarter ended September 30, 2023.

GAAP gross loss for the nine months ended September 30, 2024, was $1.0 million, compared to gross profit of $9.4 million for the nine months ended September 30, 2023.

GAAP operating expenses for the third quarter ended September 30, 2024, were $4.3 million, compared to $4.4 million in the third quarter ended September 30, 2023. The decrease of approximately $100,000 is mainly related to (i) a decrease of $213,000 in employees’ salaries expense and related share-based compensation expenses, offset by (ii) an increase of $358,000 in research and development activities mainly related to the breast implants program. On a non-GAAP basis, operating expenses for the third quarter ended September 30, 2024 were $3.8 million, compared to $3.9 million for the third quarter ended September 30, 2023. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating expenses for the nine months ended September 30, 2024, were $12.3 million, compared to $11.9 million for the nine months ended September 30, 2023. The increase of approximately $400,000 is mainly related to an increase in research and development activities mainly related to the breast implants program. On a non-GAAP basis, operating expenses for the nine months ended September 30, 2024, were $11.0 million, compared to $10.6 million for the nine months ended September 30, 2023.

GAAP financial income, net, for the third quarter ended September 30, 2024, totaled $216,000, compared to $225,000 in the third quarter ended September 30, 2023.

GAAP financial income, net, for the nine months ended September 30, 2024, totaled $546,000, compared to $114,000 for the nine months ended September 30, 2023. The increase in financial income is due to interest received from the Company’s short-term cash deposits and exchange rate differences.

GAAP net loss for the third quarter ended September 30, 2024, was $4.3 million, or $0.38 basic loss per share, compared to a net loss of $4.4 million, or $0.38 basic loss per share, for the third quarter ended September 30, 2023. Non-GAAP net loss for the third quarter ended September 30, 2024, was $3.8 million, or $0.33 loss per share, compared to a net loss of $4.0 million, or $0.35 basic loss per share, for the third quarter ended September 30, 2023.

GAAP net loss for the nine months ended September 30, 2024, was $12.7 million, or $1.11 basic loss per share, compared to a net loss of $2.3 million, or $0.2 basic loss per share, for the nine months ended September 30, 2023. Non-GAAP net loss for the nine months ended September 30, 2024, was $11.5 million, or $1.0 loss per share, compared to a net loss of $1.2 million, or $0.11 basic loss per share, for the nine months ended September 30, 2023.

Balance Sheet and Cash Flow

Cash and cash equivalents as of September 30, 2024 were $15.4 million. The cash balance represents a company cash runway that will satisfy the Company’s operations requirements at least until the end of 2025, based on currently contemplated operations and plans. If the Company does not obtain additional funding sources when necessary to support its cost structure, it will implement cost reduction measures. These plans may include organizational adjustments and additional cost reductions if needed.

Cash used in operating activities during the nine months ended September 30, 2024, was $10.6 million compared to $418,000 during the nine months ended September 30, 2023.

Cash used in investing activities during the nine months ended September 30, 2024, was $481,000 compared to $784,000 during the nine months ended September 30, 2023 and related primarily to the purchases of property and equipment.

Cash provided by financing activities during the nine months ended September 30, 2024 was $9,000 compared to $1.1 million during the nine months ended September 30, 2023.

Conference call information

To participate in the conference call, please use the dial-in information below:

U.S. investors: 1-877-407-9716

Investors outside of the U.S.: 1-201-493-6779

Israel investors: 1-809-406-247

Conference ID: 13749096

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company-email&r=true&B=6

Webcast information

A live webcast will also be available in listen-only mode and can be accessed here or via the link to be posted on the News & Events section of the CollPlant Investor relations website. A replay of the webcast will be available following the conclusion of the live broadcast and will be accessible on the Company’s website for a limited time.

Submit questions to management in advance of the call

To ask management a question ahead of the call, please email Dan Ferry at LifeSci Advisors LLC up until 24 hours before the event at daniel@lifesciadvisors.com.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,371	$26,674
Restricted deposit	241	241
Trade receivables, net	5	-
Inventories	454	714
Other accounts receivable and prepaid expenses	426	393
Total current assets	16,497	28,022
Non-current assets:
Restricted deposit	115	57
Operating lease right-of-use assets	3,225	3,070
Property and equipment, net	2,460	2,789
Intangible assets, net	145	188
Total non-current assets	5,945	6,104
Total assets	$22,442	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	September 30,	December 31,
	2024	2023
	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,009	$980
Operating lease liabilities	798	624
Accrued liabilities and other	1,262	1,647
Total current liabilities	3,069	3,251
Non-current liabilities:
Operating lease liabilities	2,455	2,535
Total non-current liabilities	2,455	2,535
Total liabilities	5,524	5,786

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of September 30, 2024 (unaudited) and December 31, 2023; issued and outstanding: 11,454,512 and 11,452,672 ordinary shares as of September 30, 2024 (unaudited) and December 31, 2023, respectively	4,983	4,982
Additional paid in capital	122,376	121,068
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(109,472)	(96,741)
Total shareholders’ equity	16,918	28,340
Total liabilities and shareholders’ equity	$22,442	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
Revenues	$351	$10,660	$4	$43
Cost of revenues	1,353	1,218	272	278
Gross profit (loss)	(1,002)	9,442	(268)	(235)

Operating expenses:
Research and development	7,972	7,371	2,869	2,695
General, administrative and marketing	4,303	4,515	1,405	1,672
Total operating loss	(13,277)	(2,444)	(4,542)	(4,602)
Financial income, net	546	114	216	225
Net loss for the period	$(12,731)	$(2,330)	$(4,326)	$(4,377)
Basic and diluted net loss per ordinary share	$(1.11)	$(0.20)	$(0.38)	$(0.38)
Weighted average ordinary shares outstanding used in computation of basic and diluted net loss per share	11,454,069	11,367,767	11,454,512	11,443,023

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30
	2024	2023
Cash flows from operating activities:
Net loss	$(12,731)	$(2,330)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	796	818
Share-based compensation to employees and consultants	1,295	1,373
Net loss from financing expenses	201	568
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(5)	5
Decrease (increase) in inventories	265	(107)
Decrease (increase) in other accounts receivable and prepaid expenses	(33)	50
Decrease in operating right of use assets	468	387
Increase (decrease) in trade payables	29	(389)
Decrease in lease liabilities	(529)	(669)
Decrease in accrued liabilities and other payables	(385)	(124)
Net cash used in operating activities	(10,629)	(418)
Cash flows from investing activities:
Purchase of property and equipment	(424)	(725)
Investment in restricted deposits	(57)	(59)
Net cash used in investing activities	(481)	(784)
Cash flows from financing activities:
Exercise of options and warrants into shares	9	1,108
Net cash provided by financing activities	9	1,108
Exchange differences on cash and cash equivalents and restricted cash	(202)	(578)
Net decrease in cash and cash equivalents and restricted cash	(11,303)	(672)
Cash and cash equivalents and restricted cash and at the beginning of the period	26,674	29,653

Cash and cash equivalents and restricted cash at the end of the period	$15,371	$28,981

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Nine months ended September 30
	2024	2023
Appendix to the statement of cash flows

A. Supplementary information on investing and financing activities not involving cash flows:

Right of use assets recognized with corresponding lease liabilities	$623	$855
Capitalization of Share-based compensation to inventory	$5	$34

B. Reconciliation of Cash and cash equivalents at the end of the period

Cash and cash equivalents	$15,371	$28,981
Total cash and cash equivalents	$15,371	$28,981

COLLPLANT BIOTECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023

GAAP operating expenses:	$12,275	$11,886	$4,274	$4,367

Change of operating lease accounts	(8)	47	6	14
Share-based compensation to employees, directors and consultants	(1,295)	(1,373)	(515)	(521)
Non-GAAP operating expenses:	10,972	10,560	3,765	3,860

GAAP operating loss	(13,277)	(2,444)	(4,542)	(4,602)
Change of operating lease accounts	8	(47)	(6)	(14)
Share-based compensation to employees, directors and consultants	1,295	1,373	515	521
Non-GAAP operating loss	(11,974)	(1,118)	(4,033)	(4,095)

GAAP Net loss	(12,731)	(2,330)	(4,326)	(4,377)
Change of operating lease accounts	(61)	(282)	41	(101)
Share-based compensation to employees, directors and consultants	1,295	1,373	515	521
Non-GAAP Net loss	$(11,497)	$(1,239)	$(3,770)	$(3,957)
GAAP basic and diluted loss per ordinary share	$(1.11)	$(0.20)	$(0.38)	$(0.38)
NON- GAAP basic and diluted loss per ordinary share	$(1.0)	$(0.11)	$(0.33)	$(0.35)

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2024 and 2023 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income (or loss), net income (or loss) and basic and diluted net income (or loss) per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, net income (or loss) and income (or loss) per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial statements for the third quarter ended September 30, 2024, are presented in accordance with generally accepted accounting principles in the U.S.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects,, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com